Brent B. Siler	VIA EDGAR AND HAND DELIVERY
(703) 456-8058
bsiler@cooley.com

September 30, 2011

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds

Mr. Jay Williamson

Mr. Jim Lopez

Mr. Steve Lo

Mr. John Archfield

RE:	LipoScience, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 2 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2011, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated September 2, 2011 with respect to Amendment No. 2 to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

Page Two

FORM S-1

General

1.	Please revise to disclose the substance of your response to prior comment one from our letter dated August 15, 2011 and to address any potential conflicts of interest with respect to Dr. Otvos’ status as an executive officer and co-author of the cited studies. In addition, please advise us how you chose the studies for inclusion in your disclosure, and revise to address the extent to which you have excluded any relevant studies, including studies reaching alternate conclusions, whether or not authored by Dr. Otvos.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 4 and 81 of the Amendment. The Company further advises the Staff that the studies referenced in the Registration Statement represent all studies that the Company is aware of that include cardiovascular outcomes, and there are no other studies reaching alternate conclusions of which the Company is aware.

2.	We note your revised disclosure on page three and response to comment three of our letter dated August 15, 2011. Please revise the risk factor on page 25 and where appropriate to further clarify the potential risks from continued commercial use of tests without FDA clearance. In this regard, we note the statement on page 25 that if you were to not receive clearance you would plan to continue to offer test results as LDTs. It is unclear what risk you are describing if you would continue your current operations even if you fail to receive clearance.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 25, 26 and 27 of the Amendment.

3.	We note your response to comment four of our letter dated August 15, 2011. With a view to clarifying disclosure, advise us whether (1) the second page of results of your NMR LipoProfile test is reported as FDA cleared, not FDA cleared or otherwise and (2) failure to receive clearance from the FDA for Vantera would affect your ability to report such results.

Response to Comment 3:

The Company advises the Staff that the second page of the NMR LipoProfile test report states that “these laboratory assays [appearing on the second page of the report], validated by LipoScience, have not been cleared by the U.S. Food and Drug Administration. The clinical utility of these laboratory values has not been fully established.” Please see the existing disclosure to this effect on pages 3 and 80 of the Registration Statement.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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The first page of the report provides the results for the current FDA-cleared tests. As the Company already has FDA clearance for these portions using its existing NMR-based clinical analyzers, the Company can continue to report these results without any FDA disclaimer, regardless of the FDA clearance status for the Vantera system.

If the Company is not able to obtain FDA clearance for Vantera, the Company could still use the Vantera system to report results from LDTs, but all such test results would then include the same disclaimer noted above with respect to non-clearance by the FDA. Please see the revised disclosure appearing on page 27 of the Amendment.

4.	We note your response to prior comment five from our letter dated August 15, 2011 and request additional clarification. Please advise us how and where your document reflects or will reflect the number and terms of the warrants that will become exercisable for common stock upon the conversion of your preferred stock. In this respect, it is unclear whether these are the 245,115 warrants to purchase common stock you reflect as outstanding as of June 30, 2011.

Response to Comment 4:

The Company respectfully refers the Staff to the existing disclosure on pages 140-141 of the Registration Statement under the caption “Description of Capital Stock — Warrants.”

Management’s Discussion and Analysis, page 44

Critical Accounting Policies and Significant Judgments and Estimates, page 57

Stock-Based Compensation Expense, page 58

Determination of the Fair Market Value of Common Stock on Grant Dates, page 60

5.	We note on page 61 that on August 1, 2011 you granted options to purchase 96,400 shares with an exercise price of $4.77 per share based on the April 30, 2011 contemporaneous valuation (page 71), and that you also estimated the grant date fair value of common stock to be $4.77 per share for these options. Please confirm to us that there were no events that occurred between April 30, 2011 and August 1, 2011 that resulted in a significant increase in the $4.77 per share value as of April 30, 2011. To the extent that there were events that resulted in a significant increase in the per share value, tell us the estimated per share fair value on the August 1, 2011 grant date. Also quantify for us the increase in total grant date fair value that would have resulted from using a reassessed value as of the grant date.

Response to Comment 5:

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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The Company confirms that no material events occurred between May 1, 2011 and August 1, 2011 that it believes resulted in a significant increase from the $4.77 per share value used as the exercise price.

As part of its analysis, the Company evaluated the following key factors:

Business Equity Value

Using the same assumptions as had been used as part of the April 30, 2011 contemporaneous valuation, the Company determined that there were no material changes that affected the Company’s expected enterprise value during the above referenced period. The Company’s projected revenues for the fiscal years ending December 31, 2011 and 2012 did not change. In addition, the revenue multiples applied to our projected 2011 and 2012 revenues did not change, as the revenue multiples for our comparable companies did not change materially between April 30, 2011 and August 1, 2011. Furthermore, the Company believes that there were no significant business or operational developments that occurred subsequent to April 30, 2011 that warranted changes to the range of multiples utilized in the most recent contemporaneous valuation.

Timing of Exit Scenarios and Probability Allocation

Given the state of the global equity capital and U.S. IPO markets, and as a result of investor concerns over the U.S. debt ceiling debate and European debt crisis, as of August 1, 2011 the Company determined that an IPO during 2011 would be more likely to occur during the fourth quarter of 2011, rather than at the end of the third quarter of 2011. Otherwise, the probability weightings to potential future outcomes did not change from those used in the April 30, 2011 contemporaneous valuation.

Discount Rate

The Company determined that there were no material changes subsequent to April 30, 2011 that had affected the present value factor, other than due to the passage of time. However, as noted above, the 2011 IPO scenario, which carried the highest probability weighting at 50%, was pushed back three months in the Company’s estimation, equal to the three months that had passed since the April 30 valuation.

Discount for Lack of Marketability

The Company determined that there are no material events subsequent to April 30, 2011 that would result in changes to the 10% discount for lack of marketability used in the most recent contemporaneous valuation as of April 30, 2011.

Outstanding Common Stock

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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The only change in the Company’s capital structure subsequent to April 30, 2011 was the result of options to purchase approximately 33,000 shares of common stock being exercised.

Conclusion

Taking into account each of the above factors, the Company reassessed the estimated grant date fair value of common stock as of August 1, 2011 to be $4.91 per share, an increase of $0.14 per share, or less than 3%, compared to the $4.77 per share based on the valuation conducted as of April 30, 2011. The Company advises the Staff that had the Company used $4.91 per share for the options granted on August 1, 2011, the Company would have recorded approximately $1,000 in additional stock-based compensation expense for the three and nine months ended September 30, 2011. The Company concluded that such an adjustment was not material. Furthermore, the Company believes the judgment of a reasonable person relying upon the Company’s financial statements would not have been changed or influenced by the exclusion or omission of the additional stock-based compensation expense.

6.	We note that during fiscal 2011 you have only granted stock options on April 8, 2011 and August 1, 2011, and that to determine the grant date fair value for these options you used valuations as of dates that were several months prior to these two grant dates. Please explain to us how you considered the requirement to estimate the fair value at the grant date. Refer to ASC 718-10-30-6 and ASC 718-10-30-21.

Response to Comment 6:

The Company advises the Staff that, in the event a contemporaneous valuation of the Company’s common stock is not available at the grant date or close to the grant date, the Company performs the following two-step analysis to estimate the grant date fair value of equity instruments awarded to its employees:

•

Retrospective Valuation – Management performs a retrospective valuation as of the grant date when significant business or operational events have occurred or there are changes in key factors believed to have a significant impact on the valuation of the Company’s common stock during the period between the most recent contemporaneous valuation and the grant date. These key factors including the Company’s business equity value, timing of exit events, present value factor used, exit scenario probability allocation, discount for lack of marketability and number of common stock shares at grant date.

•

Detailed Grant Date Valuation Analysis – In the event that a retrospective valuation is deemed not necessary, management performs a detailed grant date valuation analysis in order to evaluate the significance of the quantitative impact of the reassessed fair value at grant date by (i) determining the reassessed grant date fair value based on the changes

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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occurred in key factors discussed above and (ii) quantifying the incremental difference of each grant’s option fair value (and related period expense) using the reassessed grant date fair value. The Company performs no further analysis if the quantitative impact is less than a 5% change in value. For quantitative impacts that are equal to or greater than a 5% change in value, the Company performs a comprehensive quantitative and qualitative assessment in accordance with the guidance of Staff Accounting Bulletin (SAB) Topics 1M and 1N in order to determine whether any adjustment to the grant date fair value and related stock based compensation is warranted.

For the April 8, 2011 grants, the Company determined that a retrospective valuation was not necessary, as all significant changes and events subsequent to November 30, 2010 occurred subsequent to the grant date of April 8. In this regard, the Company refers the Staff to its response to Comment No. 10 in its letter to the Staff dated August 19, 2011. The Company performed a detailed grant date valuation analysis as of April 8, 2011 and determined the reassessed April 8, 2011 grant date fair value to be $3.70 per share, as compared to the $3.40 per share used by the Company. The reassessed fair value would have resulted in an increase of approximately $32,000 in the estimated stock-based compensation expense for the three and six months ended June 30, 2011. As the amount was greater than a 5% change in value, the Company performed a comprehensive analysis assessing the quantitative and qualitative impact of the additional stock-based compensation expense on the Company’s financial results and key financial measures relied upon by existing and potential investors or users of its financial statements. Based on this evaluation, management concluded that the reassessment of the fair value of the Company’s common stock was immaterial in accordance with the guidance in SAB Topic 1M and 1N. Therefore, management did not make any adjustment or perform further analysis.

For the August 1, 2011 grants, as described above in the Company’s response to Comment No. 5, the Company determined that a retrospective valuation is not necessary as there were no significant changes and events that have occurred. The Company performed a detailed grant date valuation analysis as of August 1, 2011 and determined the reassessed August 1, 2011 grant date fair value to be $4.91 per share, as compared to the $4.77 per share recorded. The reassessed fair value resulted in approximately $1,000 increase to the projected stock based compensation expense for the three and nine months ended September 30, 2011. As such, management did not make any adjustment or perform further analysis.

The Company believes the analysis described above satisfies the requirement to estimate the fair value at the grant date under the guidance of ASC 718-10-30-6 and ASC 718-10-30-21.

7.

We note your quantitative and qualitative analysis in response to comments nine and ten of our letter dated August 15, 2011 to support your conclusion that the reassessment of the fair market value of the Company’s common stock was immaterial in accordance

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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with the guidance in SAB Topics 1M and 1N. We further note in your quantitative analysis that you mostly compare the resulting stock-based compensation expense increase to revenue for the respective periods, or to the cost of revenues or operating expense line items that that were affected. It appears to us that the additional stock-based compensation expense would result in significant adjustments to your income (loss) from operations, net income (loss), net income (loss) attributable to common stockholders – basic and diluted and your net income (loss) per share attributable to common stockholders – basic and diluted. Please further discuss the significant percentage adjustments to these line items that would result upon reassessment, and explain how you considered these significant percentage adjustments in your conclusion that the reassessment of the fair market value of your common stock was immaterial.

Response to Comment 7:

The Company advises the Staff that it prepared the following analysis to illustrate the financial impact on the following line items that would have resulted upon reassessment for their respective periods:

Year Ended December 31, 2009	As Reported	As Adjusted	Change $	Change %
Income (loss) from operations	$755,088	$476,167	$(278,921)	(37)%
Net income (loss)	$257,843	$(21,078)	$(278,921)	(108)%
Net income (loss) attributable to common stockholders - basic and diluted	$(782,157)	$(1,061,078)	$(278,921)	36%
Net income (loss) per share attributable to common stockholders - basic and diluted	$(0.24)	$(0.32)	$(0.08)	36%

Three Months Ended June 30, 2011	As reported	As adjusted*	Change $	Change %
Loss from operations	$(348,344)	$(516,566)	$(168,222)	48%
Net loss	$(324,339)	$(492,561)	$(168,222)	52%
Net loss attributable to common stockholders - basic and diluted	$(584,339)	$(752,561)	$(168,222)	29%
Net loss per share attributable to common stockholders - basic and diluted	$(0.17)	$(0.22)	$(0.05)	29%

Six Months Ended June 30, 2011	As reported	As adjusted*	Change $	Change %
Loss from operations	$(755,127)	$(923,349)	$(168,222)	22%
Net loss	$(808,935)	$(977,157)	$(168,222)	21%
Net loss attributable to common stockholders - basic and diluted	$(1,328,935)	$(1,497,157)	$(168,222)	13%
Net loss per share attributable to common stockholders - basic and diluted	$(0.39)	$(0.44)	$(0.05)	13%

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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*	As adjusted amounts are calculated using $4.77 per share as of April 30, 2011 for illustrative purposes only. The Company believes the reassessed fair value as of April 8, 2011 should be $3.70 per share instead of $4.77 per share estimated as of April 30, 2011, as discussed in the Company’s response to Comment No. 10 of the Staff’s comment letter dated August 1, 2011.

The Company acknowledges that the percentage change in the above line items is greater than 5%. However, the Company believes that these line items are not the key financial measures that the users of its financial statements or potential investors would consider in evaluating or assessing the Company’s performance or its value. As a result, the Company believes that the significance of these percentage changes from a quantitative perspective is vastly diminished.

Financial measures such as income (loss) from operations, net income (loss) and net income (loss) per share are typically considered significant measures to assess the financial health and operating performance of an entity by investors and analysts alike. These measures are of importance and particularly relevant when evaluating an entity’s current period profitability and performance trends over a stated period of time. However, the evaluation of the Company utilizing these financial measures would provide both existing and potential investors a distorted picture of the Company’s current financial position due to the initiatives that the Company has in place and the specific business growth stage in which the Company currently operates. Since 2008, the Company has strived to operate at or near breakeven from a profitability standpoint in order to steadily grow its business, through investments in its research and development as well as sales and marketing efforts, with limited infusion of capital or funding from external resources, rather than achieving and sustaining profitability. The Company believes that its investment in critical functions such as research and development and sales and marketing is fundamental and strategic in building a solid foundation for the Company’s overall long-term goal of attaining viable profitability and growth in the future, which would then create sustainable value for its stockholders. In 2011, the Company expected to incur substantial operating losses and increased operating expenses through expansion of its sales force and marketing efforts in order to drive further revenue growth and promote market conversion for the NMR LipoProfile test. It is the Company’s belief that the increase in its net loss and its related financial measures due to the adjustment to stock-based compensation expense would not have influenced a reasonable person’s judgment as to whether or not to invest in the Company.

When assessing and monitoring the Company’s performance, its executive management and its board of directors are primarily focused on the Company’s revenues, revenue growth, revenue trends, gross margin and cash flows from operations. Moreover, the Company believes that it is valued based on its current revenues, projected revenue growth and the specific growth stage at which the Company operates as demonstrated through periodic common stock valuations and discussions with investment firms regarding the Company’s projected enterprise value.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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The adjustment to stock-based compensation expense would not have affected any of the above important financial measures. Moreover, the adjustment would not have affected earnings and other trends in financial results or the manner in which the Company’s management team would being compensated. Lastly, the adjustment would not affect the Company’s compliance with any regulations, loan covenants or other contractual requirements. Therefore, the Company concluded that the proposed adjustment to stock-based compensation expense, as a result of the reassessment of the fair market value of the Company’s common stock, was immaterial from a quantitative standpoint as well as a qualitative standpoint.

8.	It appears that you have not tax effected the additional stock-based compensation expense for purposes of calculating the as adjusted net income (loss), net income (loss) attributable to common stockholders – basic and diluted and net income (loss) per share attributable to common stockholders – basic and diluted. In this regard, it appears that you have used the same stock-based compensation expense adjustments for both pre-tax and post-tax line items. To the extent that you have not tax effected the additional stock-based compensation for purposes of calculating the above referenced as adjusted amounts, please either confirm to us that no tax effects would result or revise as necessary.

Response to Comment 8:

The Company confirms that no tax effects would result from the additional stock-based compensation expense for the purposes of calculating as adjusted net income (loss), net income (loss) attributable to common stockholders – basic and diluted, and net income (loss) per share attributable to common stockholders – basic and diluted. Due to its history of losses and full valuation allowance against its deferred tax assets, the Company had close to a zero percent annual effective tax rate for both the year ended December 31, 2009 and the six months ended June 30, 2011. Its annual effective tax rate is slightly above zero percent in 2009 because a small amount of alternative minimum tax was due, and its annual effective tax rate in 2011 is estimated to be zero percent because the Company projects a net loss for the year. As neither of these items would be impacted by a change in the stock-based compensation calculation, the Company’s annual effective tax rate would remain the same because any change would result in a corresponding change in the Company’s valuation allowance. Accordingly, the Company believes it is appropriate to not tax effect the additional stock-based compensation for purposes of calculating the as adjusted amounts.

Management, page 97

9.	Please briefly explain the reference to “the safe harbor position of Rule 10A-3 …” as referred to on page 104.

Response to Comment 9:

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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In response to the Staff’s comment, the Company has revised the disclosure appearing on page 104 of the Amendment.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

1. Description of Business and Significant Accounting Policies, page F-7

Preferred Stock Warrant Liability, page F-12

10.	We note your ASC 815-40-15 analysis in response to comment 50 of our letter dated July 20, 2011 to support your conclusion that warrants to purchase common stock (upon automatic conversion from warrants to purchase redeemable convertible preferred stock immediately prior to the closing of the IPO) are considered indexed to your own stock, and will be classified as equity instead of a derivative liability. Based upon your response, it appears to us that the terms of the warrants to purchase redeemable convertible preferred stock in Exhibits 10.2 to 10.6 to your Form S-1 will no longer apply upon conversion to warrants to purchase common stock. Please tell us where the underlying terms of the warrants to purchase common stock can be located, or provide us with the revised agreements for these warrants.

Response to Comment 10:

The Company respectfully refers the Staff to its response to Comment No. 5 in its prior letter dated August 19, 2011. Each of the warrants, by its terms, automatically becomes a warrant to purchase common stock upon the conversion of the underlying preferred stock into common stock, such as will occur in the case of the offering. The warrants will continue to be in effect, and the warrant agreements will be otherwise unchanged, upon such an event. Accordingly, the underlying terms of the warrants once they automatically convert to warrants to purchase common stock are contained in the referenced exhibits to the Registration Statement, with the number of shares of common stock and the per-share exercise price determined pursuant to the explicit terms of the warrants.

Pro Forma Net Income (Loss) Per Share, page F-17

11.	We note that the pro forma net income (loss) per share does not give effect to potential dilutive securities where the impact would be anti-dilutive. Please disclose the potential dilutive securities that were not included because the impact would be anti-dilutive.

Response to Comment 11:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page F-17 of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

September 30, 2011

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Exhibits

12.	We note your responses to prior comment 17 from our letter dated August 15, 2011 and prior comment 60 from our letter dated July 20, 2011. Please file your agreements with LabCorp and Health Diagnostics Laboratory as exhibits. It is unclear whether and why you believe, even assuming the agreements are “ordinary course,” that the agreements should not be filed pursuant to Item 601(b)(10)(ii)(B).

Response to Comment 12:

In response to the Staff’s comment, the Company has filed the agreement with LabCorp as Exhibit 10.35 to the Registration Statement, with an accompanying request for confidential treatment with respect to specified terms in that agreement. However, for the reasons set forth in the Company’s prior letters to the Staff, the Company is not substantially dependent upon its agreement with HDL and therefore believes that the agreement with HDL is not required to be filed in accordance with Item 601(b)(10)(ii)(B).

* * * *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours, /s/ Brent B. Siler Brent B. Siler

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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cc:	Richard O. Brajer, LipoScience, Inc.

Timothy J. Williams, LipoScience, Inc.

Darren K. DeStefano, Cooley LLP

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM